UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Publication of Circular and Notice of GM dated 31 July 2018

31 July 2018

Micro Focus International plc

Publication of Circular and Notice of General Meeting

On 2 July 2018, Micro Focus International plc ("the Company" or "Micro Focus", LSE: MCRO.L, NYSE: MFGP), the global infrastructure software business, announced that it had reached a definitive agreement to sell its SUSE business segment to Marcel Bidco GmbH, a newly incorporated, wholly-owned subsidiary of EQTVIII SCSp, for a total cash consideration of $2.535 billion (the "Transaction") on a cash and debt free basis and subject to normalisation of working capital. EQT VIII SCSp is a private equity fund managed and operated by EQT Fund Management S.à r.l., a member of the leading private equity group, EQT AB Group.

The Company today announces the publication of a circular (the "Circular"), which has been approved by the UK Listing Authority, containing a notice of general meeting of the Company's shareholders (the "Notice of General Meeting") to be convened at 11:00 a.m. on 21 August 2018 at the offices of Numis Securities Limited, The London Stock Exchange Building, 10 Paternoster Square, London EC4M 7LT (the "General Meeting"). At the General Meeting, the Company's shareholders will be asked to approve an ordinary resolution to approve and implement the Transaction. The procedures and timings for shareholders to vote on the resolution are set out in the Notice of the General Meeting in the Circular.

The Circular and a Form of Proxy in relation to the General Meeting are being posted today, and the Circular will shortly be available for viewing, subject to regulatory requirements, on the Company's website at https://investors.microfocus.com/. A copy of the Circular will also be submitted to the National Storage Mechanism and will shortly be available at www.morningstar.co.uk/uk/NSM.

Copies of the Circular will be made available for inspection during business hours on any weekday (Saturdays, Sundays and bank holidays excepted) at the offices of Travers Smith LLP, 10 Snow Hill, London EC1A 2AL up to and including 21 August 2018 and will also be available for inspection at the General Meeting for at least fifteen minutes prior to and during the General Meeting.

For further information, please contact:

Enquiries:

Micro Focus	Tel: +44 (0) 1635 32646
Kevin Loosemore, Executive Chairman Stephen Murdoch, Chief Executive Officer Chris Kennedy, Chief Financial Officer Tim Brill, IR Director
Numis (Sponsor, Financial Adviser and Corporate Broker)	Tel: +44 (0) 20 7260 1000
Alex Ham Simon Willis
SCA (Financial Adviser)	Tel: +44 (0) 20 3709 9501
Glyn Lloyd
Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson Celine MacDougall

 1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 31 July 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer